FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 19, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, June 19, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders’ Meeting
of YPF S.A. to be held on July 17, 2012

The purpose of this letter is to comply with the requirements of Article 74° of the Buenos Aires Stock Exchange Regulations.

In that connection, we enclose the following information:

1)	A copy of the relevant part of the minutes of the Board of Directors meeting held on June 15, 2012, calling the General Ordinary Shareholders' Meeting to be held on July 17, 2012 at 11:00 a.m.

2)	Call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

TRANSLATION

YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby informed that the Board of Directors of the Company, at its meeting held on June 15, 2012, decided to cancel the suspension of the General Ordinary Shareholders' Meeting originally scheduled for April 25, 2012 decided by the Intervenor of YPF S.A. Arq. Julio de Vido in accordance with the powers granted by Decree of Necessity and Urgency No. 530/2012 and call a General Ordinary Shareholders’ Meeting to be held on July 17, 2012 at 11:00 a.m. at the Company's Offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.

2.
Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 35 that began on January 1, 2011 and ended on December 31, 2011.

3.	Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year that began on January 1, 2011 and ended on December 31, 2011.

4.
Distribution of the profits accumulated as of December 31, 2011. Consideration of the capital stock increase using profits through the issuance of free-of-charge shares for their distribution to shareholders.

5.
Increase in capital subscribed for in connection with the implementation of the capital stock increase and delivery of the free-of-charge shares mentioned in the previous item, in a maximum amount of ARS 5,789 million, which represents up to 147.2% of the capital stock, and issuance of shares in proportion and accordance with the existing classes of shares, with a right to receive dividends since January 1, 2012. Delegation to the Board of Directors concerning the time of the issuance. Authorization to the Board of Directors to request the public offering and listing of the shares to the National Securities Commission (CNV), the Buenos Aires Stock Exchange, the Securities and Exchange Commission and the New York Stock Exchange, as well as to take all necessary steps in order to implement the capital increase and to deliver the above-mentioned shares. Authorization to the Board of Directors to sub-delegate.

6.	Remuneration of the Board of Directors for the fiscal year ended December 31, 2011.

7.	Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2011.

8.	Compensation to be received by the Directors and members of the Supervisory Committee during the fiscal year beginning on January 1, 2012.

9.	Remuneration of the Independent Auditor for the fiscal year ended December 31, 2011.

10.	Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2012 and fix its remuneration.

TRANSLATION

NOTES:

1)     The call notice to the General Ordinary Shareholders’ Meeting is made to consider the Agenda provided for the General Ordinary Shareholders’ Meeting appropriately called to be held on April 25, 2012 with the following modifications: a) in accordance with the scope of the suspension of the original call of the Meeting decided by the Intervention body, although it is necessary to consider the aforementioned Agenda, the Shareholders are hereby informed that considering the proposal regarding the distribution of profits included in items 4 and 5 of the Agenda prepared by the former Board of Directors prior to the issuance of Law 26,741, the current Board of Director, taking into account the social interest, considers that such proposal does not fit the current conditions of the Company after the issuance of the above-mentioned law, and b) items 8, 9, 10 and 11 of the original agenda relating to the appointment of regular and alternate members of the Board of Directors and regular and alternate members of the Supervisory Committee were removed in light of the appointments decided on the General Ordinary Shareholders’ Meeting held on June 4, 2012, appropriately called and presided by the President of the National Securities Commission, in accordance with the provisions of Law 26,741.

2)     The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under section 238 of Law No. 19,550, in order to attend the Meeting they must obtain a certificate of the account of book-entry shares issued by Caja de Valores S.A. for this purpose, and submit such certificate for its registration in the Register of Attendance to Meetings, at the Company’s Corporate Offices in Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., until July 11, 2012 at 5:00 p.m., inclusive. The Company will provide shareholders with the receipt certificates that will enable them to attend the Meeting.

3)     The Shareholders who are entities constituted abroad are reminded that, under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of Law No. 19,550. Likewise, under Resolution No. 465/04 of the National Securities Commission (CNV), at the time of confirming their attendance and of their actual attendance, they must prove, with respect to the holders of shares and their respective representatives, the following information: name, surname and personal identification document; or corporate name and registration details, as the case may be, as well as the other information specified in such provision.

4)     Shareholders are required to be present at the location designated for the General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate their accreditation and the registration of their attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.
Miguel Matías Galuccio, President of YPF S.A., appointed as Director pursuant to the Minutes of the General Ordinary and Special Class A and Class D Shareholders’ Meeting N°36 and President pursuant to the Board of Directors Minutes N° 324, both of June 4, 2012, in exercise of the Presidency in accordance with article N° 19 of the Bylaws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 21, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer